September 9, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. William H. Thompson
                  Ms. Yolanda Goubadia

Re: Bio-Matrix Scientific Group, Inc.
Amendment No 3 to Form 10-K for the fiscal year ended September 30, 2012
Amendment No 2 to Form 10-Q for the quarters ended:
December 31, 2012
March 31, 2013
Response dated July 31, 2013
File No: 0-32201

Dear Mr. Thompson and Ms. Goubadia:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  August 20, 2013  (the “Comment Letter”) relating to the abovementioned Exchange Act filings made by  Bio Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.

The Company acquired Bio-Matrix Scientific Group, Inc., a Nevada corporation, in a transaction accounted for as a reverse acquisition on July 3, 2006. An amended audit report provided by the public accountant has been filed with the latest amendment to the FYE 2012 10-K.

2.

The line item referred to in the Commission’s comment resulted from the accidental inclusion of certain line items by the Company’s EDGAR preparation service in the Company’s Consolidated Balance Sheets as of March 31, 2013 and September 30, 2012 presented within the filing by the Company’s EDGAR preparation service. The error has been corrected by amendment.

8-K filed 8/21/2013

https://www.sec.gov/Archives/edgar/data/1079282/000110262413001042/biomatrix8k.htm

10Q/A filed 8-21-2013

https://www.sec.gov/Archives/edgar/data/1079282/000155479513000518/bmsn033113form10qa3.htm

3.

Non cash increase in investment in Entest has been moved to supplemental disclosure. Line items related to Other Comprehensive Income and Securities Available for sale have been removed as per your comment.

4.

Revised as requested.

Bio-Matrix Scientific Group, Inc. (The "Company")
The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

David R. Koos,

Chairman & CEO